

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2021

Liu Jia
Chief Financial Officer
Recon Technology, Ltd
Room 601, 1 Shui'an South Street
Chaoyang District, Beijing, 100012
People's Republic of China

> **Re: Recon Technology, Ltd**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed October 1, 2021**
> **File No. 333-257806**

Dear Ms. Jia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2021 letter.

Amendment No. 1 to Registration Statement on Form F-3 filed October 1, 2021

Cover Page

1. We note your response to prior comment 3 and reissue in part. You defined "VIEs" here to include your PRC variable interest entities "Nanjing Recon Technology Co., Beijing BHD Petroleum Technology Co., and Future Gas Station (Beijing) Technology, Ltd., or 'Nanjing Recon,' 'BHD,' and 'FGS,' respectively." However, you also state that "[You] mainly conduct [y]our business through [y]our VIEs, Nanjing Recon, BHD and their respective subsidiaries by means of Contractual Arrangements." Please revise to clarify your disclosure. Also revise to refrain from using terms such as "our" when describing activities or functions of a VIE.

2. We note your disclosure here and throughout your filing that you control and receive economic benefits of Recon Technology's business operations through the Contractual Arrangements. We also note the disclosure on page 5 that you are the primary beneficiary of the VIEs. However, you or your investors do not have an equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIEs. As such, when describing the design of the VIE agreements and related outcome, please refrain from implying that the VIE agreement is equivalent to an equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to and clearly describe the conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure should clarify that, for accounting purposes, you will be the primary beneficiary. In addition, your disclosure should note, if true, that the agreements have not been tested in a court of law.

3. We note your disclosure that the VIE structure is used to replicate foreign investment in China-based companies. We note, however, that the structure provides contractual exposure to foreign investment in such companies rather than replicating an investment. Please revise accordingly.

Prospectus Summary, page 4

4. We note your response to prior comment 4 and reissue it in part. In your prospectus summary, identify clearly the entity in which investors are purchasing their interest. Also revise the disclosure on page 4 to clarify that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements.

5. We note your response to prior comment 5 and reissue it in part. In your risk factor summary, disclose the risk that the Chinese government may intervene or influence your operations at any time.

6. We note your response to prior comment 6. Please expand to disclose the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.

7. We note your response to prior comment 7 and reissue it in part. In your prospectus summary, describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

8. We note that you have added various tabulations of consolidating information on pages 7 and 8 in response to prior comment 8. However, it is unclear how you have segregated account balances and activity to distinctly report amounts pertaining to the parent, non-VIE subsidiaries, and VIE subsidiaries; and it is unclear how amounts depicted as

eliminations would represent the consolidating adjustments. Please revise as necessary to limit the amounts reported in each column to the balances and activity that pertain to the legal entities that are grouped within each column, prior to consolidation, and to include line item details that are consistent with those utilized in preparing your financial statements. Please also reconcile or address any inconsistencies with the VIE information disclosed in Note 28 on page F-30 of your Form 20-F for the fiscal year ended June 30, 2020, and expand your accompanying narratives to describe the nature of any assets, operations and cash flows that exist or which occur outside of the VIEs.

9. We note your new disclosures related to your contractual arrangements. Please revise to include the dates of such material agreements and file or incorporate by reference these agreements with your registration statement.

10. We note your response to prior comment 9 and reissue in part. Revise the disclosure on page 7 and elsewhere to also disclose that *trading* in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to *delist* your securities.

Risks Related to Doing Business in China
Our shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect, page 13

11. We note from the audit opinion and your risk factor that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection. Please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose the risk that lack of inspection could cause trading in your securities to be prohibited under the Holding Foreign Companies Accountable Act and as a result an exchange may determine to delist your securities.

12. Please expand your risk factor disclosure to discuss that the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.

Information Incorporated by Reference, page 20

13. Please update the information in this section to include your annual report on Form 20-F for the fiscal year ended June 30, 2021 and any other subsequent filings.

       You may contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony W. Basch